UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

NORTEL INVERSORA S.A.

Item
1.	English translation of letter to the Comisión Nacional de Valores (Argentine National Securities Commission) dated May 28, 2014 regarding deduction and Distribution of the Voluntary Reserve for the Future Distribution of Dividends

NORTEL INVERSORA S.A.

Buenos Aires, May 28, 2014

Mr. President of the

Comisión Nacional de Valores

(“CNV” or National Securities Commission)

S.                    /                     D

Dear Sir:

Re: Deduction and Distribution of the

“Voluntary Reserve for the Future Distribution of Dividends”

As attorney-in-fact of NORTEL INVERSORA S.A. (“Nortel” or the “Company”), I hereby notify you that on the date hereof, Nortel’s Board decided to deduct an amount from the “Voluntary Reserve for the Future Distribution of Dividends” (the “Reserve”) created by resolutions of the Annual and Extraordinary General Stockholders’ Meeting held on April 27, 2012, which was increased by resolutions of the Annual and Extraordinary General Stockholders’ Meetings of Nortel held on April 26, 2013 and April 29, 2014 (the “Stockholders Meetings”).

As of today, the Reserve amounted to AR$ 6,080,392,871. From such aggregate amount the Board resolved to deduct and distribute as cash dividends an amount of AR$ 332 million, as a result of which the above mentioned Reserve has been reduced to AR$ 5,748,392,871.

In addition, the Company’s Board resolved that the cash dividends be made available to the shareholders as of June 13, 2014, or any following date pursuant to applicable law at the jurisdictions where Nortel’s shares are listed. The following amounts are therefore due:

a)	to the Class B preferred shares, pursuant to the terms of issuance of such shares, an aggregate dividend of AR$ 162,544,590.48, which amounts to AR$ 110.54033648 for each Class B preferred share, 1,105.40336480% of its par value (AR$10), and AR$ 5.527016824 per ADR; and

b)	to the shares of common stock, an aggregate dividend of AR$ 169,455,409.52, which amounts to AR$ 31.79037399 for each share of common stock, representing 317.90373990% of its par value (AR$10).

The Company will publish the corresponding payment notice in the Financial Information Highway (“AIF”), within the period provided by Section 40 of Chapter III of Title II of the Rules of the Comisión Nacional de Valores (NT 2013).

The Company’s Board resolved the deduction from the Reserve and the distribution of dividends pursuant to the powers granted by the Stockholders’ Meetings to approve the timing and amounts to be deducted from the Reserve and subsequently distributed to the shareholders.

Without further ado, I take this opportunity to greet you sincerely.

María Verónica Tuccio

Attorney-in-fact of Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 28, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations